8-40905

AB 3/20

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2006
WASH. D.C. 199

SECURI[illegible] ON

06001930

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~B-0241100~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

GERALD L. WILKINSON
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES MARCH 22, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Stockholders
Lancaster Pollard & Company

We have audited the accompanying balance sheet of Lancaster Pollard & Company as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Company at December 31, 2005 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Columbus, Ohio
February 2, 2006

Lancaster Pollard & Company

Balance Sheet
December 31, 2005

Assets		
Cash	$	4,382,116
Receivables:		
Accounts receivable - Trade		105,320
Due from stockholders (Note 2)		8,556
Investments		329,012
Property and equipment (Note 3)		204,562
Prepaid expenses		3,328
Total assets	**$**	**5,032,894**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	75,405
Accrued compensation		236,951
Deferred revenue		180,126
Customer deposits		140,000
Accrued liabilities and other:		
Accrued taxes and other		26,622
Accrued rent		262,319
Total liabilities		921,423
Stockholders' Equity		4,111,471
Total liabilities and stockholders' equity	**$**	**5,032,894**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Operations
Year Ended December 31, 2005

Revenue	
Financial advisory	$ 638,350
Trading commissions (Note 2)	699,244
Refund of local income taxes	147,135
Interest income	52,590
Remarketing fees	1,137,607
Management fees (Note 2)	1,007,719
Underwriting fees	1,515,319
Other	117,705
Total revenue	5,315,669
Expenses	
Employee compensation and benefits (Note 7)	2,693,706
Professional fees	31,835
Forgiveness of affiliate debt (Note 2)	544,474
Depreciation expense	35,163
Occupancy expense (Note 5)	230,176
Taxes, dues, and licenses	65,848
Supplies and office expense	112,525
Travel and entertainment	217,075
Underwriting and processing expense	37,767
Advertising	145,210
Other	88,841
Total expenses	4,202,620
Net Income	**$ 1,113,049**

See Notes to Financial Statements.

Statement of Stockholders' Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2005	$ 500	$ 39,500	$ 3,318,422	$ 3,358,422
Net income	-	-	1,113,049	1,113,049
Distributions	-	-	(360,000)	(360,000)
Balance - December 31, 2005	**$ 500**	**$ 39,500**	**$ 4,071,471**	**$ 4,111,471**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Cash Flows
Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 1,113,049
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	35,163
Forgiveness of affiliate debt	544,474
Changes in operating assets and liabilities which provided (used) cash:	
Accounts receivable	6,608
Prepaid expenses	3,492
Accounts payable	(6,235)
Accrued compensation	26,968
Deferred revenue	131,950
Customer deposits	50,500
Accrued taxes and other	(14,727)
Accrued rent	121,451
Net cash provided by operating activities	2,012,693
Cash Flows from Investing Activities - Purchase of property and equipment	(117,863)
Cash Flows from Financing Activities - Distributions paid	(360,000)
Net Increase in Cash	1,534,830
Cash - Beginning of year	2,847,286
Cash - End of year	**$ 4,382,116**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Co. (the "Company") is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the health care and senior-living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Denver, and Kansas City.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. An allowance for doubtful accounts was not considered necessary at December 31, 2005.

Investments - The Company has marketable securities which are classified as available-for-sale investments and are carried at fair value. Investments consist of mutual funds totaling $119,012 and mortgage-backed debt securities totaling $210,000 at December 31, 2005.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives of related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is recognized in the period in which services are provided.

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report the taxable income (or loss) and pay any federal income tax (or receive any benefit) personally. Accordingly, no provision for federal income taxes has been recorded by the Company. During 2005, the Company registered in Ohio as a Dealers of Intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in municipalities in which it operates. The change in Ohio registration status was made retroactively. Amended prior year local returns were filed generating refunds reflected in the statement of operations.

Recent Accounting Pronouncement - In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R) (SFAS 123R), *Accounting for Stock-Based Compensation*. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the statement of operations based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R will apply only to awards granted or modified after January 1, 2006. The future effect on the results of operations will depend on the level of future option grants, the nature of the grants, and the fair value of the options granted at such future date.

Note 2 - Related Party Transactions

The Company received $1,007,719 in management fees from a company in which the stockholders have an ownership interest during the year ended December 31, 2005. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided to the Company.

The Company also received $501,844 in trading desk commissions from a company in which the stockholders have an ownership interest during the year ended December 31, 2005. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

During 2005, the Company determined that management fees, charged in previous years to a company in which the stockholders have an ownership interest, would not be collectible. As such, the Company forgave $544,474 of management fees due from this entity and recorded the expense in the statement of operations.

Note 3 - Property and Equipment

Major classes of property and equipment are as follows:

		Amount	Depreciable Life - Years
Computer equipment and software	$	170,896	3-5
Furniture, fixtures, and equipment		250,813	5-10
Total cost		421,709	
Accumulated depreciation		(217,147)	
Net property and equipment	$	204,562	

Depreciation expense was $35,163 for 2005.

Note 4 - Common Stock

At December 31, 2005, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2005, 100 shares were issued and outstanding.

Note 5 - Operating Leases

The Company leases office facilities and vehicles under various operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2005 was $191,111 and has been included in occupancy on the statement of operations.

A summary of approximate future minimum lease payments is as follows:

Years Ending December 31		Amount
2006	$	323,059
2007		295,007
2008		279,202
2009		282,260
2010		287,553
Thereafter		1,372,489
Total future minimum payments	$	2,839,570

Note 6 - Net Capital Requirements

Lancaster Pollard & Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2005, Lancaster Pollard & Company had net capital of $3,766,819 and its aggregate indebtedness to net capital ratio was .24 to 1 at December 31, 2005.

Note 7 - Employee Benefit Plans

401(k) Plan - The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. The Company's contribution to the plan totaled $173,310 for the year ended December 31, 2005.

Stock Option Plan - The Company maintains a stock option plan which enables the board of directors to grant stock options to certain key employees, officers, directors, consultants, and advisors. A total of 400,000 shares are reserved for options under this plan. Stock options may be granted at a price not less than the fair market value of the Company's common stock at the date of grant for terms up to, but not exceeding 10 years from the grant date. Vesting is determined by the Company at the time options are granted.

Under the plan, options can only be exercised upon the occurrence of a public offering or a sale transaction involving more than 50 percent of the combined voting power of the Company.

At December 31, 2005, 100,150 options were outstanding at exercise prices ranging from $5.21 to $13.60. During 2005, 42,000 options were granted at an exercise price of $13.60.

Additional Information

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Additional Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders
Lancaster Pollard & Company

We have audited the accompanying financial statements of Lancaster Pollard & Company as of and for the year ended December 31, 2005 and have issued our report thereon dated February 2, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 2, 2006

Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission December 31, 2005

Stockholders' Equity	$ 4,111,471
Deductions - Nonallowable assets	
Accounts receivable - Trade greater than 30 days	25,267
Accounts receivable - Due from stockholders	8,556
Property and equipment	204,562
Haircut on securities	106,267
Net Capital	3,766,819
Minimum Net Capital Requirement	100,000
Excess Net Capital	**$ 3,666,819**
Excess Net Capital 1000%	**$ 3,674,676**
Total Aggregate Indebtedness Net of Subordinate Debt	**$ 921,423**
Ratio of Aggregate Indebtedness to Net Capital	**.24**

NOTE: There are no differences between audited net capital above and net capital as reported on the amended FOCUS Report and as reported on Form X-17A-5, Part IIA filed as of February 23, 2006.

Schedule II - Claim for Exemption Under Rule 15c3-3
December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2005.

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders
Lancaster Pollard & Company

In planning and performing our audit of the financial statements of Lancaster Pollard & Company for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders
Lancaster Pollard & Company

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 2, 2006

Lancaster Pollard & Company

Financial Report
with Additional Information
December 31, 2005

plante moran